[redacted]

15026094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-45684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CGA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9690 Deereco Road - Suite 250
(No. and Street)

Timonium	MD	21093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Jacobs 410-308-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SC&H Group
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Riad	Sparks	MD	21152
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 02 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CGA Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

JOYCE ANN RETHEMEYER
Notary Public, State of Maryland
County of Baltimore
My Commission Expires June 7, 2016

NOTARY PUBLIC
JOYCE ANN RETHEMEYER
BALTIMORE CO., MD

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

CGA Securities LLC

December 31, 2014

Financial Statements

STOUT, CAUSEY & HORNING, P.A.

CGA SECURITIES LLC

Financial Statements and
Supplementary Information Pursuant To Rule 17a-5
Under The Securities Exchange Act of 1934

Together with Report of Independent Registered Public Accounting Firm
For the Year Ended December 31, 2014

TABLE OF CONTENTS

STOUT,
CAUSEY &
HORNING
CERTIFIED PUBLIC ACCOUNTANTS
Expertise That Works

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of CGA Securities LLC:

We have audited the accompanying financial statements of CGA Securities LLC, a Maryland limited liability company (the Company), which comprise the balance sheet as of December 31, 2014, and the related statements of income, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. CGA Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CGA Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, and III, by Rule 17a-5 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of CGA Securities LLC's financial statements. The supplemental information is the responsibility of CGA Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stout, Causey & Horning, P.A.

February 27, 2015

Main | 410-403-1500 Toll Free | 800-832-3008 Fax | 410-403-1570
Address | 910 Ridgebrook Road, Sparks, MD 21152 Visit | www.scandh.com

CGA SECURITIES LLC

Balance Sheet
As of December 31, 2014

Assets		
Current Assets		
Cash	$	735,794
Due from member		50,000
Total Assets	$	785,794
Liabilities and Member's Capital		
Member's Capital	$	785,794
Total Liabilities and Member's Capital	$	785,794

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

CGA Securities LLC (CGA Securities or the Company), a Maryland limited liability company, is a broker-dealer registered with the United States Securities and Exchange Commission (SEC). CGA Securities (through predecessor entities) became an approved broker-dealer in 1993. The immediate predecessor to CGA Securities was acquired in October, 2012 by CGA Capital Holdings, LLC, the sole member of the Company. The Company's operations consist primarily of providing private placement services on behalf of affiliates, as described below, and executing secondary market private placements on behalf of institutional clients of CGA Securities.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), which came into existence as the result of the 2007 merger between the member regulatory operations of National Association of Securities Dealers, Inc. (NASD) and NYSE Group, Inc., and is registered to do business in the United States of America. The Company executes taxable private placements of debt financings secured by real property and other assets leased, generally, to investment-grade corporate users, the United States of America, state and local governments, municipalities, and not-for-profit organizations. Additionally, the Company may provide investment banking advice to owners and acquirers of net leased assets with regard to acquisitions, dispositions and recapitalizations. The Company is also approved to offer tax sheltered investments but currently does not do so.

Revenue Recognition

The Company recognizes revenues for placements when a placement is successfully completed based on the terms of the contract with a related counterparty. During 2014, such placements were executed on behalf of an affiliated entity. Investment banking revenue is recognized when earned.

Concentration of Credit Risk

The Company maintains all of its cash with one commercial bank. Accounts are guaranteed by the FDIC up to $250,000 per depositor. The Company periodically maintains cash balances in excess of FDIC coverage. Management considers this to be a normal business risk.

Income Taxes

No provision for income taxes is recorded since the Company is recognized as a limited liability company for Federal and state income tax purposes. The sole Member of the Company, CGA Capital Holdings, LLC, reports the Company's taxable income or loss on its income tax return or the Members of CGA Capital Holdings, LLC report taxable income or loss on their respective income tax returns.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Income Taxes – cont'd.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures.

For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. ASC 740 does not have an impact on the financial statements of the Company. The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2014.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The Company remains subject to examination by U.S. Federal and state taxing authorities for the years ended December 31, 2012 through 2014, and for the year ended December 31, 2011 of the predecessor company.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 27, 2015, the date the financial statements were available to be issued, and determined there were no material events that warrant disclosure.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital of $5,000 and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2014, the Company's net capital totaled $735,794 and its ratio of indebtedness to net capital was 0.00 to 1.

2. NET CAPITAL REQUIREMENTS – cont'd.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

3. RELATED PARTIES

The Company recognizes revenues for placements when a placement is successfully completed based on the terms of their contract. The Company has an ongoing contract with CGA Mortgage Capital, LLC (CGAMC), a related party sharing common ownership. This contract runs through December 31, 2015, whereby the Company is the exclusive placement agent for CGAMC. The Company's compensation is determined based on a Form of Compensation and Understanding agreement signed by the Company and CGAMC.

Certain members of management of the Company are also owners of related party companies including the sole member of the Company. These parties are related to the Company by common ownership. Certain sales personnel are employees of a related party company and their services are leased to the Company. Salaries, related taxes, and fringes were paid by related parties and reimbursed by the Company and totaled $673,160 during the year ended December 31, 2014. Revenues for work performed for these related parties totaled 100% of total revenues for the year ended December 31, 2014.

The Company leases office space on a month-to-month basis from CGA Capital, LLC (CGA Capital). Rent expense is covered under the Office Sharing agreement, which includes an allocation of rent, communications, information technology, etc., and totaled $63,576 during the year ended December 31, 2014.

CGA Capital will periodically pay expenses for the Company and will be reimbursed by the Company.

SUPPLEMENTARY INFORMATION

CGA SECURITIES LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

Net Capital:		
Members' Capital	$	785,794
Deductions and/or Charges:		
a. Non-allowable assets:		50,000
Net Capital	$	735,794
Computation of Aggregate Indebtedness:		
Items included in the balance sheet:	$	-
Total Aggregate Indebtedness	$	-
Computation of Basic Net Capital Requirement:		
Minimum net capital required (Under SEC Rule 15c3-1)	$	5,000
Surplus of net capital		730,794
Ratio: Aggregate Indebtedness to Net Capital		0.00
Reconciliation with Company's Computation:		
(Included in Focus Report - Part II as of December 31, 2014)		
Net Capital, as reported in Company's Part II (unaudited) Focus Report	$	735,794
Other adjustments		-
Net Capital Per Above	$	735,794

See Independent Auditors' Report

CGA SECURITIES LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2014

SCHEDULE II

As of December 31, 2014, CGA Securities LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2014, CGA Securities LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

CGA SECURITIES LLC
INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2014

SCHEDULE III

As of December 31, 2014, CGA Securities LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2014, CGA Securities LLC, has adhered to the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission.

OTHER INFORMATION

STOUT, CAUSEY & HORNING
CERTIFIED PUBLIC ACCOUNTANTS

Expertise That Works

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of CGA Securities LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CGA Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CGA Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) CGA Securities LLC stated that CGA Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CGA Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CGA Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stout, Causey & Horning, P.A.

February 27, 2015

Main | 410-403-1500 Toll Free | 800-832-3008 Fax | 410-403-1570
Address | 910 Ridgebrook Road, Sparks, MD 21152 Visit | www.scandh.com

Exemption Report
SEC Rule 17a-5 (d) (4)

February 27, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a 5 (d) (4);

- CGA Securities, LLC is a broker-dealer registered with the SEC and FINRA.
- CGA Securities, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2014.
- CGA Securities, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which the identity of the specific conditions are as follows:

  > The provisions of the Customer protections Rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe monies to, customers and effectuates all financial transactions between a broker or dealer and his customers through one or more accounts, each to be designated as "Special Account for the exclusive Benefit of Customers of CGA Securities LLC"

- CGA Securities, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2014 through December 31, 2014, without exception.
- CGA Securities, LLC has not recorded any exceptions to the exemptions provision in paragraph (k)(2)(i) of the Rule 15c3-3 for the period of January 1, 2014 through December 31, 2014.

The above statements are true and correct to the best of my and the firm's knowledge.

Richard A. Jacobs
Chief Compliance Officer & Managing Member

Exemption Report
SEC Rule 17a-5 (d) (4)

February 27, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a 5 (d) (4):

- CGA Securities, LLC is a broker-dealer registered with the SEC and FINRA.
- CGA Securities, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2014.
- CGA Securities, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which the identity of the specific conditions are as follows:

> The provisions of the Customer protections Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe monies to, customers and effectuates all financial transactions between a broker or dealer and his customers through one or more accounts, each to be designated as "Special Account for the exclusive Benefit of Customers of CGA Securities, LLC"

- CGA Securities, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2014 through December 31, 2014, without exception.
- CGA Securities, LLC has not recorded any exceptions to the exemptions provision in paragraph (k)(2)(i) of the Rule 15c3-3 for the period of January 1, 2014 through December 31, 2014.

The above statements are true and correct to the best of my and the firm's knowledge.

Richard A. Jacobs
Chief Compliance Officer & Managing Member